Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

March 6, 2024

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on March 6, 2024, The Nasdaq Stock Market LLC (the "Exchange") received from NuShares ETF Trust (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Nuveen Sustainable Core ETF
Nuveen Core Plus Bond ETF
Nuveen Preferred and Income ETF
Nuveen Ultra Short Income ETF

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

Eun Ah Choi